


UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


DIVISION OF

CORPORATION FINANCE

Mail Stop 3030


November 28, 2008


Via U.S. Mail and Facsimile (352) 378-2617

Mr. Joel C. Phillips
Chief Financial Officer
Exactech, Inc.
2320 NW 66TH Court,
Gainesville, FL 32653

> **Re:** **Exactech, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **File No. 000-28240**

Dear Mr. Phillips:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 33

1.   We note the disclosure on page 33 of "adjusted net income" as a Non-GAAP measure. Please tell us how this presentation, which removes a non-recurring, infrequent or unusual charge, complies with Regulation S-K, General Section Item 10(e) and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Form 10-Q for the Quarter Ended September 30, 2008

Liquidity and Capital Resources, page 30

2.   We note your reference on page 30 to using an independent consultant to determine the fair value of intangible assets acquired in your April 1, 2008 acquisition of France Medica. Please tell us about the nature and extent of the third party's involvement in your decision-making process associated with the referenced asset valuation.

*****

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian Cascio
Accounting Branch Chief